Exhibit 99.1

R. Stephen Armstrong Joins IMRIS Board of Directors

WINNIPEG, Aug. 15, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced the appointment of R. Stephen Armstrong to the Company's Board of Directors effective August 14, 2013.

Mr. Armstrong has been Executive Vice President and CFO of Patterson Companies, Inc., since 1999. Patterson is a publicly traded $3.6 billion distributor of supplies, equipment and services to dental, companion-animal veterinary and therapy professionals. Starting his career at Ernst and Young LLP in 1973, he became an audit assurance partner in his 26-year tenure at the firm, primarily serving publicly-traded national and multinational clients. He is also a Board member of Delphax Technologies, Inc. and is chair of its Audit Committee.

"Steve brings combined global medical products and financial insights to the IMRIS board of directors," said David Graves, IMRIS Chairman of the Board. "His broad accounting and industry experience will make an impact on the board in our continued management and growth."

Mr. Armstrong's background includes extensive experience with Securities and Exchange Commission registration and reporting requirements, inventory accounting techniques, acquisition due diligence and reporting, corporate income tax, and stock compensation programs. A Minnesota native, Mr. Armstrong has served on the Board of Trustees of St. John's University in Collegeville, MN, for the past seven years where he chairs the Finance Committee and sits on the Executive Committee.  He is also a member of the Board of Directors of the Patterson Foundation.

"I look forward to working closely with the IMRIS board and management team," Mr. Armstrong said. "The innovative IMRIS technology has become firmly established in the intraoperative MRI market and, now with the approval of VISIUS® iCT and other products in development, the company is poised for continued growth in the image guided therapy space."

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 12:45e 15-AUG-13